February 24, 2012

Via Facsimile and U.S. Mail

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Attention: H. Roger Schwall

Re:	Pioneer Natural Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-13245

Dear Mr. Schwall,

I am writing to respond to your comment letter dated February 17, 2012 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) on February 25, 2011.

Comment Response

The bold typeface, numbered paragraph and heading below was taken from the Comment Letter. Our responses to the comments follow in plain text.

Form 10-K for the year ended December 31, 2010

Proved Undeveloped Reserves, page 30

1.	We note your responses to prior comments 5 and 6. Based on the information contained in the response to prior comment 6, approximately 39% of your proved undeveloped reserves (16% of your proved reserves) were booked in 2006 or earlier. In your responses, you indicate that you curtailed the development of capital spending during 2008 and 2009 “in response to significantly lower commodity prices.” It is the staff’s view that, in such circumstances, it is no longer appropriate to continue to classify such quantities as proved reserves. See Question 131.02, 131.04 and 131.05 of our Compliance and Disclosure Interpretations which can be found at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Provide us with support for your statement that you have the “ability and intent to develop all of the Company’s proved undeveloped reserves within five years” or remove any PUDs that were booked more than 5 years ago. As part of your response, provide us with the required drilling schedule, well cost capital and capital for facilities.

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

H. Roger Schwall

Securities and Exchange Commission

February 24, 2012

Response: In accordance with Question 131.04 of SEC Compliance and Disclosure Interpretations and Financial Accounting Standards Board Topic 932, Pioneer records proved undeveloped (“PUD”) reserves only if a plan has been approved to fund the associated development drilling within a five-year time horizon. Each year, Pioneer’s Management Committee (currently comprised of its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and five executive vice presidents) reviews the Company’s proved reserves and approves the five-year development plan for all PUD reserve locations. As part of making the investment commitment to develop its PUD locations within five years, the Management Committee evaluates its cash flows forecast for each year to ensure that it has the ability to fund the development plan. In addition, the Company’s management reviews its proved reserves and PUD development schedule with the Ad Hoc Reserves Committee of its Board of Directors annually.

Per our previous response, during late 2008 and in 2009, the Company deferred development drilling expenditures in response to the uncertainty in the outlook for world economic growth, which led to a significant short-term decline in commodity prices in 2009 without an immediate commensurate decline in service costs. Over time, the curtailment of industry drilling activity led to service costs returning to historical levels relative to the commodity price environment. As a result, the Company resumed drilling in the fourth quarter of 2009. The Company has a long history of drilling PUD reserves and converting them to proved developed producing reserves, especially in the Spraberry oil field in West Texas, where over 70 percent of the Company’s PUD reserves are located. Other than in 2009, the Company has had significant annual drilling programs in the area for more than 20 years. Since 2009, the Company has increased its drilling activity in the field from no rigs running for most of 2009 to 42 rigs running today in the field, with a publicly announced forecasted annual capital expenditure budget in 2012 of more than $1.5 billion. As of December 31, 2011, proved undeveloped reserves that were booked in 2006 or earlier represent 18 percent of the Company’s total proved undeveloped reserves and 7 percent of total proved reserves. Such proved undeveloped reserves are all located in the Spraberry oil field, the Company’s most active drilling area.

Specifically, as it relates to December 31, 2010, the Company’s PUD development plan (Exhibit A) provided for the development of 68 million barrels-of-oil-equivalent (“MMBOE”) of PUD reserves in 2011 and 73 MMBOE in 2012 at projected development costs of $684 million and $1.2 billion, respectively. The development plan recognized the Company’s planned acceleration of drilling activity over the next few years based on its forecasted operating cash flow of $1.4 billion in 2011 and growing to $1.9 billion in 2012. Consistent with this plan, the Company developed 62 MMBOE of PUD reserves during 2011 and had operating cash flow of $1.5 billion.

Importantly, undeveloped reserves not scheduled to be drilled in the five-year plan are not included in PUD reserves in the reserve report for that year, even if they were included in a prior year’s reserve report. For example, as part of determining the Company’s investment commitment for its PUD reserves at December 31, 2011, the Company terminated drilling plans for certain dry gas PUD reserves due to the decline in gas demand in the United States. The Company no longer intends to develop such reserves within the next five years, given its portfolio of liquid-rich PUD locations with better economics. As a result, those dry gas reserves are not included as PUD reserves in the Company’s reserve report as of December 31, 2011. As of December 31, 2011, the Company expects to annually develop approximately 90 MMBOE of PUD reserves in 2012 through 2016 (Exhibit B). At December 31, 2011, the Company estimated that it will invest approximately $1.2 billion in 2012 (compared to a publicly announced capital budget for 2012 of $2.5 billion) and $1.5 billion annually over the remaining four years to develop these PUD reserves. The Company forecasts net cash flow provided by operating activities of $2.2 billion, $2.8 billion and $3.3 billion for 2012, 2013 and 2014, respectively, with further operating cash flow growth forecasted past 2014, which amounts are well in excess of planned PUD location drilling expenditures. The Company’s cash flow forecasts are also supported by a significant derivative portfolio for forecasted oil and gas production through 2014.

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

H. Roger Schwall

Securities and Exchange Commission

February 24, 2012

The Company believes that its past development activities demonstrate its ability and intent, over an extended period of time, to adhere to its development plans. Additionally, the Company’s five-year drilling plan and its financial forecast as of December 31, 2011, demonstrate its ability and intent to execute its development plans over the next five years.

Exhibit A and Exhibit B (attached) provide the drilling schedule and forecasted capital by year to develop the Company’s PUD reserves as of December 31, 2010 and 2011, respectively, per your request.

Pioneer further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy

Richard P. Dealy

Executive Vice President and

Chief Financial Officer

Cc:	Frank W. Hall

Attachments

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

Pioneer Natural Resources Company	Exhibit A

PUD Commitment (as of December 31, 2010)

	Net Proved Reserves (a)				Net Economics (b)
Year	Oil (MBBL)	NGL (MBBL)	Total Gas (MMCF)	Oil Equiv. (MMBOE)	Capital (c) (d) ($M)	Future Net Cash Flows ($M)
2011	46,278.5	6,997.3	88,277.2	68.0	683,742.0	(491,149.0)
2012	37,821.9	13,136.7	130,296.1	72.7	1,167,125.0	(597,441.0)
2013	38,840.4	17,734.2	223,377.6	93.8	1,272,636.0	(392,842.0)
2014	43,725.8	19,766.9	271,592.3	108.8	1,394,024.0	(210,755.0)
2015	41,326.9	17,797.7	185,367.2	90.0	1,164,644.0	144,771.0
Thereafter	—	—	—	—	339,099.0	11,319,644.0

Total	207,993.4	75,432.7	898,910.4	433.2	6,021,270.0	9,772,228.0

(a)	Proved reserves associated with the planned drilling in that year
(b)	Net economics presented in the periods realized
(c)	Thereafter is comprised of $105 million of carryover completion costs and $234 million of future abandonment costs
(d)	Includes facilities capital

Pioneer Natural Resources Company	Exhibit B

PUD Commitment (as of December 31, 2011)

	Net Proved Reserves (a)				Net Economics (b)
Year	Oil (MBBL)	NGL (MBBL)	Total Gas (MMCF)	Oil Equiv. (MMBOE)	Capital (c) (d) ($M)	Future Net Cash Flows ($M)
2012	64,677.0	14,787.5	79,553.5	92.7	1,152,395.0	(821,976.0)
2013	43,828.6	16,718.3	166,359.1	88.3	1,488,576.0	(530,919.0)
2014	44,740.4	18,511.5	151,894.7	88.6	1,577,529.0	(219,364.0)
2015	47,483.6	18,848.8	137,444.3	89.2	1,546,016.0	114,571.0
2016	39,069.3	21,763.9	142,423.2	84.6	1,466,408.0	351,713.0
Thereafter	—	—	—	—	321,791.0	14,887,807.0

Total	239,798.9	90,630.1	677,674.7	443.4	7,552,715.0	13,781,832.0

(a)	Proved reserves associated with the planned drilling in that year
(b)	Net economics presented in the periods realized
(c)	Thereafter is comprised of $125 million of carryover completion costs and $197 million of future abandonment costs
(d)	Includes facilities capital